April 18, 2007

Ms. Kenya Wright Gumbs

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Filed: November 6, 2006

File No. 001-16441

Dear Ms. Wright Gumbs:

As we discussed on our conference call on April 5, 2007, we are responding to Ms. Carol Stacey’s request to reiterate certain prior disclosures and provide additional disclosure related to the matter we have been discussing. Attached are the additional disclosures which we propose to add in an amendment to our Form 10-K for the year ending December 31, 2006.

We would welcome the opportunity to discuss our proposed additional disclosures with you at your earliest convenience.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact me at (713) 570-3155. In my absence, please contact Ben Moreland, Executive Vice President and Chief Financial Officer at (713) 570-3083.

Sincerely,

/s/ E. Blake Hawk
E. Blake Hawk
Executive Vice President and General Counsel

Cc:	Robert S. Littlepage

Enclosure

(Insert into forepart of the Form 10-K for the year ended December 31, 2006, following the Table of Contents.)

EXPLANATORY NOTE REGARDING AMENDMENT

Crown Castle International Corp. (“Company”) is filing this amendment (“Amendment”) to its Annual Report on Form 10–K for the year ended December 31, 2006, initially filed with the SEC on February 28, 2007 (the “Original Filing”), to reiterate certain disclosures previously made in its quarterly reports on Form 10-Q for the periods ended June 30, 2006 and September 30, 2006 (“2006 10-Q’s”) and to provide additional information with respect to its previously reported errors in accounting for equity-based compensation, as disclosed in the 2006 10-Q’s and in the Original Filing.

Changes have been made to the following items to Part II in this Amendment as a result of the changes described above.

•	“Item 6. Selected Financial Data;” see “Pro Forma Impact of Errors”

•	“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations;” see “Review of Equity-Based Compensation”

•	“Item 8. Financial Statements and Supplementary Data;” see notes 1 and 12 to the consolidated financial statements

•	“Item 9A. Controls and Procedures;” see “Consideration of Results of Review of Non-Cash Equity-Based Compensation and Related Amendment”

For ease of reference, this Amendment sets forth the Original Filing in its entirety. However, this Amendment does not reflect events that have occurred after February 28, 2007, the filing date of the Original Filing, or modify or update the disclosures presented in the Original Filing, except to reflect the changes described above. Accordingly, this Amendment should be read in conjunction with the Company’s Current Reports filed on Form 8–K subsequent to the filing date of the Original Filing. Any reference to facts and circumstances at a “current” date refer to such facts and circumstances as of the filing date of the Original Filing.

(Insert into Item 6 of the Form 10-K for the year ended December 31, 2006 after the Selected Financial Data table.)

Pro Forma Impact of Errors

The financial information set forth below reiterates certain disclosures previously made in our 2006 10-Q’s and provides additional information related to the correction of errors in accounting for equity-based compensation, as further discussed in the “Explanatory Note Regarding Amendment” in the forepart of this Amendment. This information should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes 1 and 12 to the consolidated financial statements included in this Amendment.

Before presenting the impact of the errors in non-cash equity-based compensation in selected financial data as of and for the years ended December 31, 1998, 1999 and 2000, it is appropriate to present the adjustments to the originally reported financial data for those periods to reflect the impact of (i) our prior restatements to correct errors for non-cash items relating to our lease accounting, (ii) reporting CCUK on a discontinued operations basis, and (iii) reclassifying non-cash compensation charges in accordance with Staff Accounting Bulletin No. 107 (“SAB 107”), which were previously reported by the Company in prior annual reports on Form 10-K, but for which the financial data as of and for such years was not previously reported (see footnotes 1, 2 and 3 to Table 1 for additional information). The impact of the non-cash equity-based compensation errors are presented separately in Table 2.

Table 1

	As Originally Reported	Adjustments for Prior Restatements(1)	As Restated	Reclassification to Present CCUK as Discontinued Operations(2)	Reclassification to Present Non-Cash Compensation in Accordance with SAB107(3)	As Adjusted for Prior Restatements and Reclassifications
	(In thousands of dollars, except per share amount)
1998:
Site rental revenues	$75,028	$(43)	$74,985	$(52,487)	$—	$22,498
Site rental costs of operations	26,254	163	26,417	(20,137)	—	6,280
General and administrative	23,571	—	23,571	(2,418)	9,907	31,060
Non-cash compensation charges	12,758	—	12,758	(2,851)	(9,907)	—
Depreciation, amortization and accretion expense	37,239	175	37,414	(20,318)	—	17,096
Operating income (loss)	(12,933)	(381)	(13,314)	(8,096)	—	(21,410)
Minority interests	(1,654)	—	(1,654)	1,654	—	—
Net income (loss)	(37,775)	(381)	(38,156)	—	—	(38,156)
Net income (loss) per common share – basic and diluted	(1.02)	(0.01)	(1.03)	—	—	(1.03)
Property and equipment, net	592,594	(175)	592,419	(427,389)	—	165,030
Total assets	1,523,320	(213)	1,523,107	(887,938)	—	635,169
Total stockholders’ equity:
Beginning of year	41,792	232	42,024	—	—	42,024
End of year	737,562	(149)	737,413	—	—	737,413
1999:
Site rental revenues	$267,894	$1,468	269,362	$(171,981)	—	$97,381
Site rental costs of operations	114,436	6,898	121,334	(77,434)	$—	43,900
General and administrative	43,823		43,823	(5,625)	1,404	39,602
Non-cash compensation charges	2,173	—	2,173	(769)	(1,404)	—
Depreciation, amortization and accretion expense	130,106	6,683	136,789	(63,597)	—	73,192
Operating income (loss)	1,861	(12,113)	(10,252)	(29,826)	—	(40,078)
Minority interests	(2,756)	2,094	(662)	3,835	—	3,173
Net income (loss)	(96,761)	(10,019)	(106,780)	—	—	(106,780)
Net income (loss) per common share – basic and diluted	(0.96)	(0.07)	(1.03)	—	—	(1.03)
Property and equipment, net	2,468,101	(6,858)	2,461,243	(523,587)	—	1,937,656
Total assets	3,836,650	(5,428)	3,831,222	(989,060)	—	2,842,162
Total stockholders’ equity	1,617,747	(10,167)	1,607,580	—	—	1,607,580
2000:
Site rental revenues	$261,495	$(2,804)	258,691	$—	$—	$258,691
Site rental costs of operations	125,683	(4,619)	121,064	—	—	121,064
General and administrative	68,872	—	68,872	—	2,153	71,025
Non-cash compensation charges	2,153	—	2,153	—	(2,153)	—
Depreciation, amortization and accretion expense	192,868	6,553	199,421	—	—	199,421
Operating income (loss)	(61,654)	(4,738)	(66,392)	—	—	(66,392)
Minority interests	11,717	(480)	11,237	—	—	11,237
Net income (loss)	(237,337)	(5,218)	(242,555)	—	—	(242,555)
Net income (loss) per common share – basic and diluted	(1.66)	(0.03)	(1.69)	—	—	(1.69)
Property and equipment, net	3,720,027	(5,889)	3,714,138	—	—	3,714,138
Total assets	6,376,578	(12,926)	6,363,652	—	—	6,363,652
Total stockholders’ equity	2,376,937	(3,901)	2,373,036	—	—	2,373,036

(1)

For the years ended December 31, 1998, 1999, and 2000, the information reflects the impact of our prior restatements to correct errors for non-cash items relating to lease accounting disclosed in our annual reports on Form 10-K for the years ending December 31, 2004 and 2005. See explanatory notes at the beginning of those annual reports on Form 10-K for additional information.

(2)

As indicated previously, we sold CCUK in 2004. For all periods presented, CCUK’s assets, liabilities, results of operations and cash flows are classified as amounts from discontinued operations. The year ended December 31, 2000 and all subsequent affected years have previously been reported with CCUK on a discontinued operations basis.

(3)

In accordance with the provisions of SAB 107, we have reclassified non-cash compensation charges to the same lines within our consolidated statement of operations as cash compensation paid to employees for all years presented.

	Net Income (Loss) for the Years Ended December 31,
	1998	1999	2000
As originally reported	$(37,775)	$(96,761)	$(237,337)
(Increase) decrease to net income (loss):
Adjustments to site rental revenues	(43)	1,468	(2,804)
Adjustments to site rental costs of operations	(163)	(6,898)	4,619
Adjustments to depreciation expense	(175)	(6,683)	(6,553)
Adjustments to minority interests	—	2,094	(480)

Total (increase) in net income (loss)	(381)	(10,019)	(5,218)

As restated for prior restatements on a continuing operations basis	$(38,156)	$(106,780)	$(242,555)

Assuming the equity-based compensation errors had been corrected in the year the error originated rather than through a non-cash offsetting cumulative effect adjustment, the adjustments to amounts presented in selected financial data are summarized as follows. The “As Currently Reported” column for each period gives effect to the items discussed in footnotes l, 2 and 3 to Table 1, as reflected in either Table 1 or as previously reported in our prior filings. See note 1 to our consolidated financial statements included in Item 8 of this Amendment for presentation of the impact of the errors on the years ended December 31, 2004 and 2005.

Table 2

	As Currently Reported	Non-Cash Equity-Based Compensation Pro Forma Adjustments	As Adjusted, on a Pro Forma Basis
	(In thousands of dollars, except per share amounts)
1998:
General and administrative	$31,060	$45,822	$76,882
Operating income (loss)	(21,410)	(45,822)	(67,232)
Net income (loss)	(38,156)	(45,822)	(83,978)
Net income (loss) per common share – basic and diluted	(1.03)	(1.07)	(2.10)
1999:
General and administrative	$39,602	$6,343	$45,945
Operating income (loss)	(40,078)	(6,343)	(46,421)
Net income (loss)	(106,780)	(6,343)	(113,123)
Net income (loss) per common share – basic and diluted	(1.03)	(0.05)	(1.08)
2000:
General and administrative	$71,025	$18,475	$89,500
Operating income (loss)	(66,392)	(18,475)	(84,867)
Net income (loss)	(242,555)	(18,475)	(261,030)
Net income (loss) per common share – basic and diluted	(1.69)	(0.10)	(1.79)
2001:
General and administrative(1)	$94,662	$7,392	$102,054
Operating income (loss)	(92,431)	(7,392)	(99,823)
Net income (loss)	(396,607)	(7,392)	(403,999)
Net income (loss) per common share – basic and diluted	(2.22)	(0.03)	(2.25)
2002:
General and administrative(1)	$86,086	$2,850	$88,936
Operating income (loss)	(122,117)	(2,850)	(124,967)
Net income (loss)	(316,332)	(2,850)	(319,182)
Net income (loss) per common share – basic and diluted	(1.38)	(0.01)	(1.39)
2003:
General and administrative(1)	$95,155	$5,431	$100,586
Operating income (loss)	(66,391)	(5,431)	(71,822)
Net income (loss)	(451,611)	(5,431)	(457,042)
Net income (loss) per common share – basic and diluted	(2.34)	(0.03)	(2.37)

(1)

As currently reported amounts are inclusive of stock-based compensation expense previously recognized of $9,907,000, $1,404,000. $2,153,000, $3,488,000, $3,488,000, and $13,986,000 for 1998, 1999, 2000, 2001, 2002 and 2003, respectively.

Stockholders’ Equity as of January 1, 2002
As currently stated	$2,287,712
Non-cash equity-based compensation pro forma adjustments	—

As adjusted, on a pro forma basis	$2,287,712

(Insert at the beginning of Item 7 of the Form 10-K for the year ended December 31, 2006, prior to General Overview.)

Review of Equity-Based Compensation

As discussed in the “Explanatory Note Regarding Amendment” in the forepart of this Amendment, the additional information included in this Amendment relates to the correction of errors in accounting for equity-based compensation. We received a letter dated July 17, 2006, from the SEC stating that the SEC is conducting an informal inquiry into various accounting matters related to us, including whether grants of stock options may have been backdated. The SEC’s letter states that it should not be construed as an indication by the SEC or its staff that any violations of law have occurred. We cooperated promptly and fully with the SEC as to such inquiry. In response to the letter, we conducted a detailed review of our equity-based compensation practices, including a review of our underlying stock option and restricted stock grant documentation and procedures and related accounting. The following is a summary of the key findings:

•	We found no inappropriate actions related to the administration of our equity-based compensation plans.

•	We discovered certain errors relating to stock options in our accounting for equity-based compensation. The errors do not involve any malfeasance or the concealment of an unlawful transaction.

•

The errors identified totaling approximately $84.0 million net cumulative increase to stock-based compensation expense (“$84.0 million Adjustment”) relate to our accounting for stock options. We stopped granting stock options to executives in 2001 and to all employees in 2003. We recognized a nominal amount, $0.5 million, related to unvested stock options during 2006 and virtually all stock options are fully vested as of December 31, 2006 (see note 12 to our consolidated financial statements included in Item 8). Beginning in 2003, we started to exclusively grant restricted stock awards. No errors were discovered related to our accounting or administration of restricted stock awards.

•

Approximately $70.6 million of the $84.0 million Adjustment relates to periods prior to January 1, 2001 and approximately $13.3 million relates to the periods from January 1, 2001 to December 31, 2005. The $13.3 million includes the following amounts related to the historical consolidated statements of operations discussed in this “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”: 2004 — $(0.7) million; 2005 — $(1.6) million.

•

Approximately $45.7 million of the $84.0 million Adjustment, or approximately 55%, relates to the deemed modification of certain stock options as a result of entering into severance agreements with certain former executives at the time of, and as disclosed in detail in our Form S-1 filed in connection with, our IPO in 1998. None of these deemed modifications involved any pricing or re-pricing errors for any affected options.

•

Approximately $5.4 million of the $84.0 million Adjustment relates to the deemed modification of certain stock options as a result of entering into severance agreements in 1999 with two other executives, including one former executive, which agreements had terms similar to the severance agreements entered into at the time our IPO in 1998. None of these deemed modifications involved any pricing or re-pricing errors for any affected options.

•

An additional $7.8 million of the $84.0 million Adjustment relates to stock options granted to executives and other employees that had significant involvement in major acquisitions or other transactions that were consummated by us. The plan under which these stock options were issued was disclosed in our 1999, 2000, and 2001 proxy statements.

•

The remainder of the $84.0 million Adjustment is comprised of (i) $20.6 million related to minor document deficiencies for certain stock options issued either (a) in 2000 in conjunction with the our broad-based employee awards program or (b) from 1998 through 2002 to employees in conjunction with promotions or acceptance of employment, and (ii) $4.5 million related to various other modifications to stock options.

See note 1 to our consolidated financial statements for additional information regarding the errors.

(Expanded “Review of Non-Cash Equity-Based Compensation” section of note 1 to the consolidated financial statements included in Item 8 of the Form 10-K for the year ended December 31, 2006.)

Review of Non-Cash Equity-Based Compensation

As previously disclosed in the quarterly reports on Form 10-Q for the periods ended June 30, 2006 and September 30, 2006 (“2006 10-Q’s”), the Company conducted a detailed review (“Review”) of its equity-based compensation practices, including a review of its underlying stock option and restricted stock grant documentation and procedures and related accounting. During the review, the Company found no inappropriate actions relating to the administration of its equity-based compensation plans and, further, that grants were made under its equity-based plans and approved by the Company’s board of directors (“Board of Directors”).

As previously disclosed in the 2006 10-Q’s, the Company discovered certain errors in its accounting for equity-based compensation. The Company had previously determined that it had certain unrecorded non-cash equity-based compensation charges associated with stock option grants; however, the Company determined in the second quarter of 2006 that these prior period accounting errors were immaterial to its financial statements pursuant to the “rollover” approach historically used by the Company [see discussion of Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, in “Recent Accounting Pronouncements” for additional information]. In all periods effected, these errors would not have affected the Company’s historical revenues, Adjusted EBITDA or compliance with its debt covenants.

On September 13, 2006, the SEC issued SAB 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective no later than the year ending December 31, 2006. The Company elected to early adopt SAB 108, as encouraged, as of September 30, 2006 (see “Recent Accounting Pronouncements”). Pursuant to SAB 108, the Company corrected the aforementioned cumulative error in its accounting for equity-based compensation by recording a non-cash offsetting cumulative effect adjustment of $83,985,000 (“$83,985,000 Adjustment”) within stockholders’ equity that increased additional paid-in capital and increased accumulated deficit. Approximately $70,640,000 of the cumulative effect adjustment relates to periods prior to January 1, 2001 and approximately $13,345,000 relates to the periods from January 1, 2001 to December 31, 2005.

The adjustment is summarized as follows:

	Accumulated Deficit	Additional Paid-In Capital
	(In thousands of dollars)
Balance as of January 1, 2006	$(2,037,914)	$3,172,211
Adjustment for non-cash equity-based compensation	(83,985)	83,985

Balance as of January 1, 2006, as adjusted	$(2,121,899)	$3,256,196

As previously disclosed in the 2006 10-Q’s, the Company received a letter dated July 17, 2006, from the SEC stating that the SEC is conducting an informal inquiry into various accounting matters related to the Company, including whether grants of stock options may have been backdated. The SEC’s letter states that it should not be construed as an indication by the SEC or its staff that any violations of law have occurred. The Company cooperated promptly and fully with the SEC as to such inquiry.

The errors resulting in the $83,985,000 Adjustment by year are as follows:

Year	Amount of Net Adjustment
(In thousands)
1998	$45,822
1999	6,343
2000	18,475
2001	7,392
2002	2,850
2003	5,431
2004	(717)
2005	(1,611)

Total	$83,985

Assuming the errors were corrected in the year the error originated rather than by recording the $83,985,000 Adjustment, the adjustments to amounts currently presented in the consolidated statement of operations for the years ended December 31, 2004 and 2005 are summarized as follows. There are no pro forma effects of the non-cash equity-based compensation errors on the statement of operations for the year ended December 31, 2006.

	Year Ended December 31,
	2004			2005
	As Currently Reported	Non-Cash Equity-Based Compensation Pro Forma Adjustments	As Adjusted, on a Pro Forma Basis	As Currently Reported	Non-Cash Equity-Based Compensation Pro Forma Adjustments	As Adjusted, on a Pro Forma Basis
	(In thousands of dollars, except per share amounts)
General and administrative	$97,665	$(717)	$96,948	$105,361	$(1,611)	$103,750
Operating income (loss)	(22,315)	717	(21,598)	22,595	1,611	24,206
Net income (loss)	233,107	717	233,824	(401,537)	1,611	(399,926)
Net income (loss) per common share – basic and diluted	0.88	—	0.88	(2.07)	0.01	(2.06)

	Net Income (Loss) for the Years Ended December 31,		Accumulated Deficit as of January 1, 2004	Accumulated Deficit as of December 31, 2004	Accumulated Deficit as of December 31, 2005
	2004	2005
	(In thousands of dollars)
As currently reported	$233,107	$(401,537)	$(1,781,510)	$(1,587,021)	$(2,037,914)
Non-cash equity-based compensation pro forma adjustments	717	1,611	(86,313)	(85,596)	(83,985)

As adjusted, on a pro forma basis	$233,824	$(399,926)	$(1,867,823)	$(1,672,617)	$(2,121,899)

The offsetting adjustments to the non-cash equity-based compensation pro forma adjustments reflected as an increase to accumulated deficit in the preceding table would be an increase to additional paid-in capital, and would result in no impact to stockholders’ equity for any affected period.

The errors resulting in the $83,985,000 Adjustment are comprised of the following amounts, by category:

Category	Amount of Net Adjustment
(In thousands)
1998 Severance Agreements	$45,675
1999 Severance Agreements	5,352
Deal awards	7,834
Annual, promotion and new-hire awards	20,601
Other modifications	4,523

Total	$83,985

As disclosed in the Company’s periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, $45,675,000 of the $83,985,000 Adjustment relates to the deemed modification of certain stock options as a result of entering into severance agreements (“1998 Severance Agreements”) at the time of the initial public offering (“IPO”). The 1998 Severance Agreements only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. As a result, in connection with the Review, we determined that the 1998 Severance Agreements were deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

An additional $5,352,000 of the $83,985,000 Adjustment relates to the deemed modification of certain stock options as a result of certain executives entering into severance agreements in 1999 (“1999 Severance Agreements”) with terms similar to terms of the 1998 Severance Agreements. The 1999 Severance Agreements also only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. The 1999 Severance Agreements were also deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB 25.

Neither the 1998 Severance Agreements nor the 1999 Severance Agreements resulted in any changes to the exercise price of the affected stock options.

Another $7,834,000 of the $83,985,000 Adjustment relates to stock options granted to executives and other employees that had significant involvement in major acquisitions or other transactions that were consummated by the Company (“Deal”). The Deal plan under which these stock options were issued was disclosed in the Company’s Notice of Annual Meeting and Proxy Statement for each of 1999, 2000, and 2001 (“Proxies”). As disclosed in the Proxies, these stock options were priced based upon the closing price of the Company’s stock the day before the Deal was publicly announced; however, these stock options were contingent upon the successful closing of the deal. Based on the Review, we determined that the successful closing of the Deal was deemed a performance contingency under APB 25, and as a result the proper measurement date for the stock options was deemed to be the later of the closing date or the approval of the stock options by the Board of Directors.

The remainder of the $83,985,000 Adjustment is comprised of (i) $20,601,000 related to minor document deficiencies for certain stock options issued either (a) in 2000 in conjunction with the Company’s broad-based employee awards program or (b) from 1998 through 2002 to employees in conjunction with promotions or acceptance of employment, and (ii) $4,523,000 related to various other modifications to stock options. Based on the Review, these stock options were deemed to have resulted in a measurement date different from the original measurement date used by the Company (typically the grant date).

The Company considered the impact of the errors on compliance with both Sections (“Section”) 162(m) and 409(a) of the Internal Revenue Code during the Review. The Company has determined that the errors did not cause any amounts previously deducted to be subject to disallowance rules under Section 162(m). The Company has undertaken the necessary steps to comply with Section 409(a). Further, all stock options granted since the Company’s IPO have been non-qualified stock options for income tax purposes; and upon the exercise of all stock options, the Company has reported applicable income to the option holder and remitted income and employment taxes.

See note 12, “Pro Forma Information Under SFAS 123 and APB 25” for the pro forma effect on net income (loss) and net income (loss) per share of the $83,985,000 Adjustment.

(Expanded “Pro Forma Information Under SFAS 123 and APB 25” section of note 12 to the consolidated financial statements included in Item 8 of the Form 10-K for the year ended December 31, 2006.)

Pro Forma Information Under SFAS 123 and APB 25. Prior to adopting SFAS 123(R), the Company adopted the fair value method of accounting for stock-based compensation under SFAS 123 using the prospective method of transition under SFAS 148. The following table illustrates the pro forma effect on net income (loss) and net income (loss) per share prior to the adoption of SFAS 123(R). This table only shows prior year pro forma amounts since in the first quarter of 2006 the Company adopted the fair value recognition provisions of SFAS 123(R); and therefore, compensation expenses are recognized in the consolidated statement of operations and comprehensive income (loss) for all share-based payments granted prior to, but not yet vested as of December 31, 2005. The column entitled “Non-Cash Equity-Based Compensation Pro Forma Adjustments” reflects the impact of the errors discussed in note 1, “Review of Non-Cash Equity-Based Compensation,” assuming the errors were corrected in the year the error originated.

	Year Ended December 31, 2004
	As Currently Stated	Non-Cash Equity-Based Compensation Pro Forma Adjustments	As Adjusted, on a Pro Forma Basis
	(In thousands of dollars, except share amounts)
Net income (loss), as reported	$233,107	$717	$233,824
Add: Stock-based employee compensation expense included in reported net income (loss)	27,269	(717)	26,552
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(35,150)	(717)	(34,433)

Net income (loss), as adjusted	225,226	717	225,943
Dividends on preferred stock, net of losses on purchases of preferred stock	(38,618)	—	(38,618)

Net income (loss) applicable to common stock for basic and diluted computations, as adjusted	$186,608	$717	$187,325

Net income (loss) per common share—basic and diluted:
As reported	$0.88	$—	$0.88

As adjusted	$0.84	$—	$0.84

	Year Ended December 31, 2005
	As Currently Stated	Non-Cash Equity-Based Compensation Pro Forma Adjustments	As Adjusted, on a Pro Forma Basis
	(In thousands of dollars, except share amounts)
Net income (loss), as reported	$(401,537)	$1,611	$(399,926)
Add: Stock-based employee compensation expense included in reported net income (loss)	26,371	(1,611)	24,760
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(32,516)	(1,611)	(30,905)

Net income (loss), as adjusted	(407,682)	1,611	(406,071)
Dividends on preferred stock, net of losses on purchases of preferred stock	(49,356)	—	(49,356)

Net income (loss) applicable to common stock for basic and diluted computations, as adjusted	$(457,038)	$1,611	$(455,427)

Net income (loss) per common share—basic and diluted:
As reported	$(2.07)	$0.01	$(2.06)

As adjusted	$(2.10)	$0.01	$(2.09)

(Insert at the beginning of Item 9A of the Form 10-K for the year ended December 31, 2006, prior to Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures)

Consideration of Results of Review of Non-Cash Equity-Based Compensation and Related Amendment

Subsequent to the evaluation made in connection with the Original Filing and in connection with the filing of this amendment on Form 10-K for the year ended December 31, 2006, the Company’s management, with the participation of the Company’s principal executive officer and principal financial officer, re-evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of December 31, 2006.